

January 25, 2024

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

Lianhe Sowell International Group Ltd

> **Re: Lianhe Sowell International Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 29, 2023**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 17, 2024**
> **CIK No. 0002004024**

Dear Yue Zhu:

We have reviewed your registration statements and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 17, 2024

Commonly Used Defined Terms, page ii

1. Please revise your definition of "China or the PRC" to include Hong Kong and Macau and clarify that references to operations in China also includes your operations in Hong Kong.

Prospectus Summary, page 1

2. We note that as your artificial intelligence (AI) behavior analysis is a deep learning algorithm based on AI neural networks. Please disclose whether you developed

proprietary technology, utilized open-source technology, or licensed the use of such technology. To the extent you license any of the technology used or utilize open-source technology, please add relevant risk disclosure to address any related risks and uncertainties.

3.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise the prospectus summary to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk as you do on page 34 of your risk factors that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Risk Factors
Our business may be exposed to risks associated with an increasingly concentrated customer base, page 24

4.   You state here that although you do not enter into long-term agreements with customers, you have formed long-term cooperative relationships with repeat customers. Please revise to describe in more detail the nature of these cooperative relationships, and address how and whether they have any impact on contracts and revenue. In addition, explain further your reference to Foxconn Group as you do not appear to identify them as a significant customer in either period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 71

5.   Please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact that the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations for each of your critical accounting policies. Include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Ensure this information supplements, but does not duplicate, your

significant accounting policies footnote disclosure. Refer to Item 5.E of Form 20-F.

Corporate History and Structure, page 72

6.   We note that the majority of your operations are conducted through Shenzhen Sowell Technology Development Co. Ltd (Shenzhen Sowell). As such, please revise to provide a description of Shenzhen Sowell's formation and operating history, including the year of formation and the year they began substantive operations, if different.

Industry, page 74

7.   Please disclose whether the market research from Gaogong Robotics/Tianfeng Securities Research Institute was commissioned by the company. If so, file a consent as an exhibit. See Securities Act Rule 436.

Business, page 83

8.   You estimate investing approximately $100 million in three stages to complete the construction of a new factor for your Nine-Axis Linkage Spray Painting Robot. We note that 45% of the proceeds of this offering will be used to expand this business. Please discuss whether you will need additional funding to complete the construction and, if so, how you intend to fund the project. Discuss the uncertainties regarding the completion of this project.

Business Strategy, page 85

9.   You state that your expansion plan includes "introducing your brand to prominent platforms such as Baidu and Qihoo 360." Please discuss your current relationship with these companies. If no material current relationship exists, explain why you believe that it is appropriate to reference them in your filing.

Notes to Consolidated Financial Statements for the Years Ended March 31, 2023 and 2022
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

10.   Please revise to describe the nature of the software included within trading of electronic products revenue and clarify whether this is the same or different software than that included in sale of software revenue. If this is the same software product, explain why you reflect revenue from this software in two different revenue categories.

Note 19 - Shareholders' Equity, page F-23

11.   Please revise to disclose information related to the capital contribution received during fiscal year 2023, including the entity/persons who contributed capital, the purpose of the contribution and the date the transaction occurred.

<u>General</u>

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna J. Wang